FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of December 22, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: December 22, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM F51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about December 22, 2004

Item 3.	News Release

December 22, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Taranaki Basin Acquisitions and Drilling

TAG Oil Ltd. (OTCBB: TAGOF), announced today that the New Zealand Ministry for Economic Development have approved the Company's acquisition of a 100% interest in two onshore Taranaki Basin exploration permits.

TAG has also entered into a farmin agreement with Denver-based Bridge Petroleum Limited. TAG will earn a 12.5% participating interest in a 1510-acre Area of Mutual Interest ("AMI") comprising a portion of PEP 38745 and a portion of PEP 38732, both located onshore in the Taranaki Basin, New Zealand.

Item 5.	Full Description of Material Change

Calgary, Alberta - December 22, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today that the New Zealand Ministry for Economic Development have approved the Company's acquisition of a 100% interest in two onshore Taranaki Basin exploration permits. The two new permits, Petroleum Exploration Permit's 38757 and 38758 ("PEP 38757" and "PEP 38758"), add an additional 19,429 acres to TAG's holdings in the Taranaki Basin.

TAG's President and CEO, Drew Cadenhead commented, "We're happy to be awarded these two key permits. Both permits are located in the heart of the production fairway in Taranaki, in particular, PEP 38757 is located between the Waihapa gas/condensate pool and the newly discovered Cheal oil pool. TAG has already begun a 3-D seismic program on this permit to delineate drillable prospects from existing leads."

TAG has also entered into a farmin agreement with Denver-based Bridge Petroleum Limited. TAG will earn a 12.5% participating interest in a 1510-acre Area of Mutual Interest ("AMI") comprising a portion of PEP 38745 and a portion of PEP 38732, both located onshore in the Taranaki Basin, New Zealand. Partners in the AMI are Bridge Petroleum Limited (12.5%), Tap (New Zealand) Pty Ltd (25%), and Westech Energy New Zealand Limited (50%). The AMI partners will begin drilling a directional exploration well; Hursthouse-1, targeting 2 separate 3-D seismic defined Miocene targets approximately December 25th, 2004. The well is scheduled to take 12 days to reach total measured depth of 1595m (1524m true vertical depth). TAG president Drew Cadenhead commented, "We're excited about participating in the Hursthouse-1 exploration well. The location is very near existing production from these Miocene targets and the AMI includes a number of follow up locations given success."

TAG Oil Ltd. is a Calgary based oil and natural gas explorer. The Company is focused in lightly explored basins in New Zealand where it has interests in a high impact prospect portfolio.

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO or Garth Johnson, CFO at 1-866-643-8145. To view TAG Oil's regulatory filings please visit www.sec.gov or www.sedar.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report
December 22, 2004

"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia